EXHIBIT 99.1

B2Gold Second Quarter 2026 Results – Conference Call Details

VANCOUVER, British Columbia, July 10, 2026 (GLOBE NEWSWIRE) -- B2Gold Corp. (TSX: BTO, NYSE AMERICAN: BTG, NSX: B2G) (“B2Gold” or the “Company”) will release its second quarter 2026 financial and operational results after the North American markets close on Thursday, August 6, 2026.

B2Gold executives will host a conference call to discuss the results on Friday, August 7, 2026, at 8:00 am PT / 11:00 am ET.

Participants may register for the conference call here: registration link. Upon registering, participants will receive a calendar invitation by email with dial in details and a unique PIN. This will allow participants to bypass the operator queue and connect directly to the conference. Registration will remain open until the end of the conference call. Participants may also dial in using the numbers below:

  Toll-free in U.S. and Canada: +1 (833) 821-2803
  International: +1 (647) 846-2419
  Web Phone: access link

The conference call will be available for playback for two weeks by dialing toll-free in the U.S. and Canada: +1 (855) 669-9658, replay access code 2939801. All other callers: +1 (412) 317-0088, replay access code 2939801.

About B2Gold

B2Gold is a responsible international gold producer headquartered in Vancouver, Canada. Founded in 2007, today, B2Gold has operating gold mines in Canada, Mali, Namibia and the Philippines, and numerous development and exploration projects in various countries.

ON BEHALF OF B2GOLD CORP.

“Mike Cinnamond”
President and Chief Executive Officer

Source: B2Gold Corp.

For more information on B2Gold please visit the Company website at www.b2gold.com or contact:

Michael McDonald
SVP, Chief Financial Officer
+1 604-681-8371
investor@b2gold.com

Cherry DeGeer
Director, Corporate Communications
+1 604-681-8371
investor@b2gold.com